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                            September 14, 2023

       Brett Tighe
       Chief Financial Officer
       Okta, Inc.
       100 First Street, Suite 600
       San Francisco, CA 94105

                                                        Re: Okta, Inc.
                                                            Form 10-K For
Fiscal Year Ended January 31, 2023
                                                            Filed March 3, 2023
                                                            File No. 001-38044

       Dear Brett Tighe:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed March 3, 2023

       General

   1. We note that you provided more expansive disclosure in your 2022 Okta for Good Impact
                                                        Report, in your FY22
Greenhouse Gas Inventory Results Report, and on your website than you provided in your
SEC filings. Please advise us what consideration you gave to providing the same type
of climate-related disclosure in your SEC filings as you provided in these reports and on
your website.
 Brett Tighe
FirstName
Okta, Inc. LastNameBrett Tighe
Comapany 14,
September   NameOkta,
               2023 Inc.
September
Page  2    14, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
53

2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

                decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
                increased demand for products or services that result in lower emissions than competing products;
                increased competition to develop innovative new products that result in lower emissions;
                increased demand for generation and transmission of energy from alternative energy sources; and
                any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
3. We note disclosure in your Form 10-K regarding the potential risks of natural disasters or other catastrophic events, including earthquakes, wildfires, and power loss, to your operations and systems, as well as to those of your third-party data centers and service providers, and to public infrastructure. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

                severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
                quantification of weather-related damages to your property or operations;
                potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
                the extent to which extreme weather events have reduced the availability of insurance or increased the cost of insurance.

         Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.
4. Your proxy statement filed on May 11, 2023, references the purchase of renewable energy certificates ("RECs"). If material, please provide disclosure about your purchase and sale of carbon credits, carbon offsets, or RECs, and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information for each of the periods covered by your most recent Form 10-K and the amounts budgeted for or expected to be incurred in future periods.
 Brett Tighe
FirstName
Okta, Inc. LastNameBrett Tighe
Comapany 14,
September   NameOkta,
               2023 Inc.
September
Page  3    14, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Charli Gibbs-Tabler at 202-551-6388 or Jennifer Angelini at 202-551-
3047 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology